[AKIN GUMP LETTERHEAD]
August 17, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Fieldsend

Re:	Eddie Bauer Holdings, Inc. and co-registrants Form S-3 File Nos. 333-144385 and -01 through -06
Dear Mr. Fieldsend:
     This letter responds on behalf of our clients Eddie Bauer Holdings, Inc. and the co-registrants listed in the above captioned Registration Statements (collectively the “Registrants”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in their letter dated August 1, 2007 relating to the above-captioned filing of the Registrants, a copy of which is attached hereto.
     The numbers of our responses correspond to the numbers of the comments in the Staff’s letter.
Incorporation of Certain Information by Reference, page 70
     Comment 1. In the second bullet point of this section, you state that you filed your Quarterly Report on Form 10-Q for the three months ended March 31, 2007 on May 15, 2007. However, it appears that you filed this document on May 14, 2007. Please revise or advise.
     Response 1. The Registrants have corrected the disclosure in this section to indicate that the Form 10-Q was filed on May 14, 2007. Please see page 70 of the Prospectus.

[AKIN GUMP LETTERHEAD]
John Fieldsend

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     Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact me at (202) 887-4152 or Zachary Wittenberg at (202) 887-4592

Very truly yours,

/s/ J. Steven Patterson
J. Steven Patterson